UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Amendment No. 5

Under the Securities Exchange Act of 1934

Globalstar, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

378973408

(CUSIP Number)

Gerald S. Greenberg, Esq.

Taft Stettinius & Hollister LLP

425 Walnut Street, Suite 1800

Cincinnati, OH 45202

(513) 357-9670

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the following pages)

CUSIP No. 378973408

1 NAME OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

FL Investment Holdings LLC (FKA Globalstar Holdings, LLC)

41-2116509

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) ☒

(b) ☐

3 SEC USE ONLY

4 SOURCE OF FUNDS*

WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6 CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0-
8 SHARED VOTING POWER 38,640,750
9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER 38,640,750

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

38,640,750

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

☐

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.91% (See Item 5.)

14 TYPE OF REPORTING PERSON*

OO

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CUSIP No. 378973408

1 NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Thermo Funding Company LLC

84-6331739

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) ☒

(b) ☐

3 SEC USE ONLY

4 SOURCE OF FUNDS*

WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6 CITIZENSHIP OR PLACE OF ORGANIZATION

Colorado

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0-
8 SHARED VOTING POWER 24,571,428
9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER 24,571,428

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

24,571,428

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*           ☒

See Item 5.

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.49% (See Item 5.)

14 TYPE OF REPORTING PERSON*

OO

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CUSIP No. 378973408

1 NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Globalstar Satellite, LP

33-1077009

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) ☒

(b) ☐

3 SEC USE ONLY

4 SOURCE OF FUNDS*

WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6 CITIZENSHIP OR PLACE OF ORGANIZATION

Colorado

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0-
8 SHARED VOTING POWER 618,558
9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER 618,558

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

618,558

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*           ☐

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.17% (See Item 5.)

14 TYPE OF REPORTING PERSON*

PN

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CUSIP No. 378973408

1 NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

James Monroe III

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) ☒

(b) ☐

3 SEC USE ONLY

4 SOURCE OF FUNDS*

PF

 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

 6 CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0-
8 SHARED VOTING POWER 437,560,195
9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER 437,560,195

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

437,560,195

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES* ☒

See Item 5.

 13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

69.9% (See Item 5.)

 14 TYPE OF REPORTING PERSON*

IN

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FL Investment Holdings LLC (FKA Globalstar Holdings, LLC), Thermo Funding Company, LLC (“Thermo Funding”), Globalstar Satellite, L.P. and James Monroe III (including a trust controlled by him) are sometimes collectively referred to as the “Reporting Persons.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The Issuer created a class of Nonvoting Common Stock, approved by stockholders on September 23, 2009, to facilitate compliance with agreements restricting voting power of the Reporting Persons and agreements with certain of the Reporting Persons. References throughout this Schedule 13D Amendment #5 to Common Stock include both Voting Common Stock (the security registered pursuant to Section 12 under the Securities Exchange Act of 1934) and Nonvoting Common Stock. In certain circumstances the Reporting Persons have the power to bifurcate note conversions and warrant exercises into both securities to prevent the Reporting Persons’ voting power from exceeding 70%.

This filing amends the Schedule 13D Amendment #4 filed February 14, 2011 to amend Items 1, 3 and 5 as follows:

Item 1.         Security and Issuer

The name of the issuer is Globalstar, Inc. (the “Company”).  The Company’s principal executive offices are located at 300 Holiday Square Blvd., Covington, LA 70433.

Item 3.         Source and Amount of Funds or Other Considerations.

Since the filing of the Reporting Persons’ Schedule 13D Amendment #4 in February 2012, the Reporting Persons acquired securities as set forth in Item 5.  The source of funding for such purchases was working capital or personal funds.

Item 4.         Purpose of Transaction.

Since the Company’s initial public offering in November 2006, the Reporting Persons have been the Company’s controlling stockholder and source of a significant portion of funding. In addition, Mr. Monroe has served as the Company’s Chairman since April 2004 and, except from July 2009 to July 2011, Chief Executive Officer since January 2005.

The Reporting Persons considered the Common Stock to be an attractive investment at the price levels at which they acquired the shares of Common Stock. The Reporting Persons may acquire additional shares of Common Stock in the future.

Except as set forth in this Item 4, the Reporting Persons do not have any plans or proposals which related to or would result in:

(a)	The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b)	An extraordinary corporation transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the issuer or of any of its subsidiaries;

(d)	Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the issuer;

(f)	Any other material change in the issuer’s business or corporate structure;

(g)	Changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

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(h)	Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	Causing a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.

In the ordinary course of strategic planning for the Company, the Board of Directors and the management team have discussed, and in the future may discuss, some or all of the items listed in (a) through (j) above. Mr. Monroe participates in those discussions as Chairman of the Board, President and Chief Executive Officer.

Item 5. Interest in Securities of Issuer.

The calculations of percentages in this Schedule 13D, Amendment 5 are based on the number of shares of Voting Common Stock (354,085,753 shares) outstanding on December 31, 2012, plus the shares that may be issued to the Reporting Persons within 60 days upon the exercise of stock options or warrants and the conversion of shares of Nonvoting Common Stock into Voting Common Stock. Shares that may be issued upon conversion of the Issuer’s 8% and 5% Convertible Unsecured Notes and payment-in-kind interest paid thereon are excluded as the conversion rate is tied to floating stock price.

FL Investment Holdings LLC ( FKA Globalstar Holdings, LLC)

(a)	See page 2, nos. 11 and 13.
(b)	See page 2, nos. 7-10.
(c)	None.
(d)	None.
(e)	Not Applicable.

Thermo Funding Company LLC

(a)	See page 3, nos. 11 and 13.
(b)	See page 3, nos. 7-10.

(c)	Acquisitions and dispositions by Thermo Funding Company, LLC during 2012 were as follows:

	January 11, 2012	22,546,012 shares of Nonvoting Common Stock upon draw of $9,800,000 from the contingent equity account pursuant to the Contingent Equity Agreement dated June 19, 2009

	March 23, 2012	14,135,615 shares of Nonvoting Common Stock upon draw of $8,700,000 from the contingent equity account

	May 30, 2012	14,204,545 shares of Nonvoting Common Stock upon draw of $4,500,000 from the contingent equity account

May 30, 2012

On May 30, 2012, Thermo Funding Company, LLC distributed to Mr. Monroe’s trust 146,465,355 shares of Common Stock, 106,767,684 shares of Nonvoting Common Stock, warrants to purchase 16,896,552 shares of Common Stock at $0.01 per share, warrants to purchase 4,205,608 shares of Common Stock at $0.01 per share, $20 million principal amount of 5% Convertible Senior Unsecured Notes and warrants to purchase 8,000,000 shares of Common Stock at $1.25 per share.

	June 19, 2012	Warrants to purchase 16,428,571 shares of Common Stock at $0.01 per share pursuant to the Contingent Equity Agreement

	June 19, 2012	Warrants to purchase 8,142,857 shares of Common Stock at $0.01 per share pursuant to Contingent Equity Agreement

(d)	None.
(e)	Not Applicable.

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Globalstar Satellite, L.P.

(a)	See page 4, nos. 11 and 13.
(b)	See page 4, nos. 7-10.
(c)	None.
(d)	None.
(e)	Not Applicable.

James Monroe III

(a)	See page 5, nos. 11 and 13.
(b)	See page 5, nos. 7-10.

(c)	Acquisitions by Mr. Monroe’s trust during 2012 were as follows:

	May 30, 2012	On May 30, 2012, Thermo Funding Company, LLC distributed to Mr. Monroe’s trust 146,465,355 shares of Common Stock, 106,767,684 shares of Nonvoting Common Stock, warrants to purchase 16,896,552 shares of Common Stock at $0.01 per share, warrants to purchase 4,205,608 shares of Common Stock at $0.01 per share, $20 million principal amount of 5% Convertible Senior Unsecured Notes and warrants to purchase 8,000,000 shares of Common Stock at $1.25 per share.

	October 15, 2012	20,338,039 shares of Nonvoting Common Stock upon draw of $7,300,000 from the contingent equity account

	November 23, 2012	17,247,261 shares of Voting Common Stock and 7,894,277 shares of Nonvoting Common Stock upon draw of $6,975,000 from the contingent equity account

	December 31, 2012	27,944,712 shares of Voting Common Stock upon draw of $8,525,000 from the contingent equity account

(d)	None.
(e)	Not Applicable.

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SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: February 14, 2013

FL INVESTMENT HOLDINGS LLC

By:/s/*
James Monroe III, Manager
Dated: February 14, 2013

THERMO FUNDING COMPANY LLC

By:/s/*
James Monroe III, Trustee of Sole Member
Dated: February 14, 2013

GLOBALSTAR SATELLITE, L.P.

By:/s/*
James Monroe III, President of General Partner
Dated: February 14, 2013

/s/*
James Monroe III
Dated: February 14, 2013

* By Gerald S. Greenberg, Attorney-in-Fact

/s/ Gerald S. Greenberg
Gerald S. Greenberg
Dated: February 14, 2013

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